1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2015

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 30, 2015	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

Provision of Financial Guarantee to the Company’s Subsidiaries and Granting of Authorization to Yancoal Australia and Its Subsidiaries to Provide Guarantees for the Daily Operation of the Subsidiaries of Yanzhou Coal Mining Company Limited in Australia

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The guarantee and the name of the guaranteed parties:

1. Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was authorized to provide guarantees of a total amount not exceeding USD2 billion equivalents to the wholly-owned subsidiaries or controlled subsidiaries of the Company, such as Yancoal Australia Limited (“Yanocal Australia”), Yancoal International (Holding) Company Limited (“Yancoal International (Holding)”), Yancoal International Resources Development Co., Ltd. (“Yancoal International Resources”), Yancoal International Technology Development Co., Limited (“Yancoal International Technology”), Yancoal International Trading Co., Ltd. (“Yancoal International Trading”), Yancoal International (Sydney) Co., Ltd. (“Yancoal International (Sydney)”) and Zhongyin Financial Leasing Co., Ltd. (“Zhongyin Financial”).

2. Yancoal Australia, a controlled subsidiary of the Company, and its subsidiaries were authorized to provide guarantees for daily operation to the subsidiaries of the Company in Australia with an annual amount not exceeding AUD500 million.

Amount of guarantees to the guaranteed parties extended this year:

1. Yancoal Australia: As considered and approved at the 2011 annual general meeting, the Company provided guarantee for Yancoal Australia’s acquisition of equity interest in Yancoal Resources Limited (previously known as Felix Resources Limited). As at 31 December 2014, the balance of the aforementioned loan is USD2.74 billion and the guarantee provided by Yanzhou Coal to Yancoal Australia was USD1.825 billion and RMB6.545 billion. As approved at the 2014 first extraordinary general meeting, the Company can provide financial guarantee to Yancoal Australia in respect of loan amount of AUD 0.187 billion. In 2014, the Company provided guarantee of AUD0.15 billion to Yancoal Australia.

2. Yancoal International (Holding): As considered and approved at the 2012 annual general meeting, the Company provided a bank guarantee of RMB3 billion in respect of the bank loan of USD455 million; a guarantee of RMB 4.176 billion in respect of the bank loan of USD 0.8 billion; and a guarantee of RMB1.36 billion in respect of the bank loan of USD0.2 billion to Yancoal International (Holding).

3. Yancoal International Resources: As considered and approved at the 2012 second extraordinary general meeting: the Company provided a guarantee in respect of the issuance of USD1.0 billion corporate bonds in the overseas market by Yancoal International Resources, a wholly-owned subsidiary of the Company;

4. Yancoal International Trading: As considered and approved at the 2012 annual general meeting, the Company provided a guarantee in respect of the issuance of USD0.3 billion perpetual bonds in the overseas market by Yancoal International Trading, a wholly-owned subsidiary of the Company.

5. Subsidiaries in Australia: In order to meet the normal operation needs of the Company’s subsidiaries in Australia, Yancoal Australia and its subsidiaries provided guarantees to Yanzhou Coal’s subsidiaries in Australia with an amount of AUD0.415 billion for their daily operations.

The Company did not have overdue external guarantee. This authorization has to be submitted to the general meeting for consideration and approval.

I.	Summary of this authorization of guarantee

(1) Basic information of this authorization of guarantee

1.	In order to reduce financing costs of the subsidiaries and ensure the normal operation funding needs of the subsidiaries, the Company submits to the general meeting for authorizing the provision of financial guarantee by the Company to its subsidiaries for a total amount not exceeding USD2 billion equivalents.

2.	In order to meet the normal operation needs of the Company’s subsidiaries in Australia, Yancoal Australia and its subsidiaries need to provide guarantees to Yanzhou Coal’s subsidiaries in Australia with an amount not exceeding AUD500 million for their daily operations. According to the general practice of the routine business of the operating companies in Australia, when they carry out their operation, normally the parent companies will provide guarantees to their own subsidiaries. The guarantees for operation concerned include the provision of guarantee by Yancoal Australia to its subsidiaries, by the subsidiaries of Yancoal Australia to their subsidiaries, and by Yancoal Australia and its subsidiaries to the subsidiaries of Yancoal International (Holding) in Australia. Such guarantees are issued in the form of bank guarantee.

(2) Basic information of this authorization of guarantee

1.	The provision of financial guarantee by the Company to its subsidiaries in an amount not exceeding USD2 billion equivalents is approved.

2.	The provision of guarantees by Yancoal Australia and its subsidiaries in an amount not exceeding AUD500 million to Yanzhou Coal’s subsidiaries in Australia for their daily operations is approved.

3.	The granting of authorization to the Chairman of the board of directors of the Company to deal with matters in relation to the aforesaid financial guarantees in accordance with the relevant laws, regulations and rules is approved. Such matters include but are not limited to the following:

(1)	to determine the appropriate subsidiaries which will be provided with the guarantees based on the financing needs;

(2)	to determine the exact terms and conditions of the guarantee agreements, which include but are not limited to the amount, term, scope and method of guarantee; and executing the guarantee agreement(s) and other relevant legal documents; and

(3)	to deal with the filing and reporting of documents and information in respect of the guarantee(s) and other relevant matters.

4.	The aforementioned authorization shall be valid after it is approved by the shareholders at the annual general meeting until the date of convening of the next annual general meeting of the Company, save and except where the circumstances require the person(s) so authorized to exercise his powers after the expiry of the term of authorization in relation to any contracts, agreements or decisions regarding the financial guarantees that have been made within the term of authorization.

(3) Process of internal decision-making for performing this authorization of guarantee

The “Proposal in relation to provision of financial guarantee to the Company’s subsidiaries and granting of authority to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of the Company in Australia” was considered and approved at the seventh meeting of the sixth session of the board of directors of the Company held on 27 March 2015, and will be submitted to the 2014 annual general meeting for consideration and approval.

II. Basic information of the guaranteed parties

For the basic information of the guaranteed parties, please refer to Appendix 1 –Basic information of the Company’s subsidiaries which are proposed to be guaranteed, Appendix 2 –Basic information of the subsidiaries of Yancoal Australia which are proposed to be guaranteed, and Appendix 3 – Basic information of the subsidiaries of Yancoal International (Holding) which are proposed to be guaranteed.

III. Contents of the guarantee agreement and guaranteed parties

At present, the Company has not yet signed any guarantee agreement. The Company will perform the guarantee matters based on the arrangements of the financing activities and the actual situations of the Company, and strictly perform the guarantee matters during the term of the guarantees in accordance with the authorization by the shareholders at the general meeting.

IV. Opinion of the Board

All members of the board of directors of the Company (including the independent directors) are of the view that the above guarantee matters meet the operational development needs of the Company and its subsidiaries. The provision of guarantees by Yancoal Australia and its subsidiaries to the subsidiaries of the Company in Australia is for the daily operational needs and in compliance with the laws and regulations of Australia and the local operational practice. The above guaranteed parties are either wholly-owned subsidiaries or controlled subsidiaries of the Company, therefore, the Company believes that the risk arising from the guarantee can effectively be controlled and prevented, and this matter will not be detrimental to the interests of the Company and its shareholders.

V. Number of cumulative external guarantees and outstanding guarantees

As at the date of this announcement, the accumulative amount of the external guarantees provided by the Company (all of which are guarantees provided by the Company to its wholly-owned subsidiaries or controlled subsidiaries) was RMB37.038 billion in aggregate, representing 94.49% of the RMB39.199 billion audited net assets of 2014 calculated in accordance with the PRC Accounting Standards.

The Company does not have any overdue guarantee matter.

By order of the Board
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

27 March 2015

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix 1: Basic information of the Company’s subsidiaries which are proposed to be guaranteed

Unit: RMB100 million

				Shareholding		31 December 2014						Year 2014
Serial	Name of	Place of	Registered	held by the		Total	Total	Net	Current	Debt/Asset	Bank	Operating	Net
#	company	registration	capital	Company	Operation scope	assets	liabilities	assets	ratio	liabilities	loans	revenue	profit
1	Yancoal Australia Limited	Australia	AUD3.106 billion	78%	Coal mining and sales of coal	374.41	249.62	124.79	66.67%	16.52	167.92	71.79	-18.47

2	Yancoal International (Holding) Company Limited	Hong Kong	USD689 million	100%	Foreign investment, development of mining technology, transfer & consulting services, import & export trade	116.76	89.58	27.18	76.72%	12.77	76.80	1.09	-0.82

3	Yancoal International Trading Co., Ltd.	Hong Kong	USD1 million	100%	Import & export trade	18.02	0.50	17.52	2.8%	0.50	0	0.98	0.04

4	Yancoal International Resources Development Co., Ltd.	Hong Kong	USD600,000	100%	Exploration & production of mining resources	60.25	62.25	-2.00	103.33%	1.06	0	0	-0.40

5	Yancoal International Technology Development Co., Limited	Hong Kong	USD1 million	100%	Development of mining technology, transfer & consulting services	7.60	6.12	1.48	80.53%	6.12	0	0.60	0.60

6	Yancoal International (Sydney) Co., Ltd.	Sydney	USD500,000	100%	Investment & financing management, import & export trade	Newly set up company; no business

7	Zhongyin Financial Leasing Co., Ltd.	Shanghai	RMB500 million	100%	Financial leasing business, leasing business, purchase and leasing of property onshore and offshore, treatment and maintenance of salvaged leased property	15.05	10	5.05	66.51%	0.89	9.12	0.14	0.04

Appendix 2: Basic information of the subsidiaries of Yancoal Australia which are proposed to be guaranteed

Unit: AUD ‘0000

			Shareholding
			held				31 December 2014				Year 2014
Name of	Place of	Registered	by the	Operation		Total		Current	Current	Bank	Operating
company	registration	capital	Company	scope	Total assets	liabilities	Net assets	ratio	liabilities	loans	revenue	Net profit
Ashton Joint Venture Company	Non-legal person joint venture company	N/A	90%	Coal mining, washing and preparation	29,830.56	9,783.19	20,047.37	32.80%	8,331.29	0	70.66	-16,900.31

Austar Coal Mine Pty Limited	Victoria state	AUD64,00 0,000	100%	Coal mining, washing and preparation	392,713.26	424,804.60	-3,209.14	108.17%	34,768.04	0	30,426.38	-40,134.55

Donaldson Coal Pty Ltd	New South Wales state	AUD3,636, 115.53	100%	Coal mining, washing and preparation	42,959.20	44,062.70	-1,103.50	103.88%	41,446.76	0	19,263.69	-2,556.28

Duralie Coal Mine Pty Limited	New South Wales state	AUD2	100%	Coal mining, washing and preparation	7,069.22	35,552.42	-28,483.20	502.92%	2,156.81	0	0	-8,363.34

Stratford Coal Mine Pty Limited	Western Australia	AUD10	100%	Coal mining, washing and preparation	152,932.92	165,581.59	-12,648.67	108.27%	4,988.77	0	0	-2,696.64

Moolarben Joint Venture Company	Non-legal person joint venture company	N/A	80%	Coal mining, washing and preparation	67,682.23	7,626.24	60,055.99	11.27%	5,987.81	0	79.28	-38,786.81

Yancoal Resources Limited	New South Wales state	AUD444,7 12,130	100%	Intermediar y holding	83,118.04	51,535.66	31,582.38	62.00%	51,291.34	0	1,169.08	759.47

Yarrabee Coal Company Pty Ltd.	Queensland state	AUD92,08 0	100%	Coal mining, washing and preparation	41,371.01	29,005.00	12,366.01	70.11%	22,675.59	0	33,375.69	-1,738.58

Appendix 3: Basic information of the subsidiaries of Yancoal International (Holding) which are proposed to be guaranteed

Unit: AUD ‘0000

			Shareholding		31 December 2014						Year 2014
Company guaranteed	Place of registration	Registered capital	held by the Company	Operation scope	Total assets	Total liabilities	Net assets	Current ratio	Current liabilities	Bank loans	Revenue	Net profit
Athena Joint Venture Company	Non-legal person joint venture company	N/A	51%	Exploration	762.88	1.78	761.10	0.23%	1.78	0	0.25	-0.45

Premier Coal Limited	Western Australia	AUD3,885, 679	100%	Coal mining, washing and preparation	19,834.87	975.87	18,859	4.92%	3,786.38	0	17,032.32	-3,113.52

Syntech Resources Pty Ltd.	New South Wales state	AUD64,826 .90	100%	Coal mining, washing and preparation	22,491.69	13,667.15	8,824.54	60.76%	12,808.27	0	11,410.42	-2,520.75

Tonford (Holding) Ltd	Victoria state	AUD46,407 ,918	100%	Exploration	5,774.98	2,042.52	3,732.46	35.37%	1,041.01	0	0	-0.56

Wilpeena (Holding) Ltd	Victoria state	AUD3,457, 382	100%	Exploration	394.91	176.44	218.47	44.68%	61.89	0	0	-0.49

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC